ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

07024056

File No. 82-5139
May 30, 2007

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

CYBIRD Holdings Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of CYBIRD Holdings Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated May 21, 2007 entitled "Notice of Revisions in 'Results of Operation (Consolidated), the Third Quarter Fiscal Year ended March 31, 2007'"; and

2. Press release dated May 21, 2007 entitled "Notice of Booking of Extraordinary Loss"; and

3. Press release dated May 21, 2007 entitled "Notice of Revision of Consolidated and Non-Consolidated Earnings Forecasts".

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

H. Shibata

Hironori Shibata

6/5

Enclosure

CYBIRD HOLDINGS

JASDAQ

News Release

May 21, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Hirosuke Yasuda
Executive Vice Presidnet
81-3-5785-6110

Notice of Revisions in 'Results of Operation (Consolidated), the Third Quarter Fiscal Year ended March 31, 2007'

Tokyo, Japan, May 21, 2007 --- CYBIRD Holdings Co., Ltd. announced partial revisions in 'Results of Operation (Consolidated), the Third Quarter Fiscal Year ended March 31, 2007' announced on February 13 2007. Details are as follows.

This revision has no effect on profit or loss and Cash and Cash Equivalents as of the end of the period in respect of Results of Operation (Consolidated) of the Third Quarter of Fiscal Year ended March 31, 2007.

1. Place of Revisions

Places of revisions are underlined____on relevant pages (■).

2. Facts of Rivision

■Summary (Page 1)

Results of Operation (Consolidated), the Third Quarter Fiscal Year ended March 31, 2007

2. Results of Operation, 3rd Quarter of FY ended March 31, 2007 (From October 1, 2006 to December 31, 2006)

(3) Consolidated Cash Flow Conditions

(Before) (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
3Q, FY ended March 31, 2007	<u>508</u>	<u>1,706</u>	<u>135</u>	4,146
3Q, FY ended March 31, 2006	-24	-318	-10	1,656

(After) (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
3Q, FY ended March 31, 2007	<u>465</u>	<u>-247</u>	<u>177</u>	4,146
3Q, FY ended March 31, 2006	-24	-318	-10	1,656

■Results of Operation (Consolidated), the Third Quarter Fiscal Year ended March 31, 2007 (17-18 page)

4. Consolidated Financial Statements (Quarter)

4-5 Consolidated Cash Flow Statements (Quarter)

(Before) (Unit: Thousands of yen, Round down)

	3rd Quarter FY ended March 31, 2006 (From October 1, 2005 To December 31, 2005)	3rd Quarter FY ended March 31, 2007 (From October 1, 2006 To December 31, 2006)
	thousands of yen	thousands of yen
I Operating activities:		
(snip)		
Interests and dividend earned	-	(57,184)
(snip)		
Others	(318,806)	(270,262)
Total	318,115	525,996
Interests and dividends received	-	56,328
(snip)		
Cash flow from operating activities	(24,210)	508,109
II Investing activities		
(snip)		
Proceeds from exchange stocks of new subsidiary	-	1,953,893
(snip)		
Cash flow from investing activities	(318,188)	1,706,002
III Financing activities		
(snip)		
Dividends payment	(106)	(61,025)
(snip)		
Cash flow from financing activities	(10,050)	135,510
(snip)		
V Increase (decrease) in cash and cash equivalents	(322,614)	2,334,870
(snip)		
VII Cash and cash equivalents at the end of period	1,656,865	4,146,623

(After)

(Unit: Thousands of yen, Round down)

	3rd Quarter FY ended March 31, 2006 (From October 1, 2005 To December 31, 2005)	3rd Quarter FY ended March 31, 2007 (From October 1, 2006 To December 31, 2006)
	thousands of yen	thousands of yen
I Operating activities:		
(snip)		
Interests and dividend earned	-	(2,883)
(snip)		
Others	(318,806)	(312,681)
Total	318,115	537,878
Interests and dividends received	-	2,027
(snip)		
Cash flow from operating activities	(24,210)	465,691
II Investing activities		
(snip)		
Proceeds from exchange stocks of new subsidiary	-	-
(snip)		
Cash flow from investing activities	(318,188)	(247,890)
III Financing activities		
(snip)		
Dividends payment	(106)	(18,607)
(snip)		
Cash flow from financing activities	(10,050)	177,928
(snip)		
V Increase (decrease) in cash and cash equivalents	(322,614)	380,977
(snip)		
VII Increase in cash and cash equivalents by exchange stocks	-	1,953,893
VIII Cash and cash equivalents at the end of period	1,656,865	4,146,623

(End of document)

CYBIRD HOLDINGS

JASDAQ

News Release

May 21, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Hirosuke Yasuda
Executive Vice President
81-3-5785-6110

Notice of Booking of Extraordinary Loss

Tokyo, Japan, May 21, 2007 --- CYBIRD Holdings Co., Ltd., announced a decision by the Board of Directors in a meeting held today to take an extraordinary loss related to shares acquired in consolidated subsidiaries JIMOS CO., LTD., and Airborne Entertainment Inc. in the fiscal year ended March 2007. Details are given below. The Company had already made an announcement on November 17, 2006, regarding its intention to take an extraordinary loss in the second half regarding its acquisition of shares of JIMOS CO., LTD.

1. Background to Extraordinary Loss and Details

a. An extraordinary loss related to shares acquired in JIMOS CO., LTD.

As announced in "Notice of Interim Earnings Outlook and Revision of Fiscal Earnings Forecasts" on November 17, 2006, the Company was intending to book an extraordinary loss on goodwill (for non-consolidated performance, an evaluation loss on shares) arising from the shares of JIMOS CO., LTD., acquired in the share exchange on October 1, 2006 that resulted in the conversion of JIMOS to a consolidated subsidiary. The impairment loss amount having been determined, the Company decided to book a extraordinary loss of ¥4,985 million (¥5,187 million on non-consolidated basis) in its consolidated performance for the fiscal year ended March 2007. Based on this charge, the balance of amortizable goodwill has been reduced to approximately ¥24 million, and will have little or no impact on financial performance commencing with the current fiscal year.

b. An extraordinary loss related to shares acquired in Airborne Entertainment Inc.

Although the overall North American content market is expected to expand significantly, content providers are anticipated to have to adapt to changes in the market caused by the advanced functionality of mobile phones and to the possible changes in user preferences as well as intensified competition. Consolidated subsidiary Airborne Entertainment Inc. is developing its Mobile Content Business regionally and is achieving firm profitability. However, taking into account the previously mentioned factors, the Company decided to take a conservative stance regarding consolidated performance, posting an extraordinary loss of ¥435 million on impairment of goodwill related to Airborne Entertainment's stock at the end of the fiscal year.

2. Impact on Performance

As indicated in 1. a. above, the extraordinary loss related to the shares of JIMOS had already been factored into performance forecasts for the fiscal year ended March 2007. For details on the impact of overall extraordinary losses, including the losses indicated above, on fiscal performance forecasts as well as the new revised performance forecasts, please see the press release "Notice of Revision of Consolidated and Non-Consolidated Earnings Forecasts," which was also released today.

End of Document

CYBIRD HOLDINGS

JASDAQ

RECEIVED

2007 JUN -5 A 8: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

May 21, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Hirosuke Yasuda
Executive Vice President
81-3-5785-6110

Notice of Revision of Consolidated and Non-Consolidated Earnings Forecasts

Tokyo, Japan, May 21, 2006 --- CYBIRD Holdings Co., Ltd., today announced revisions to its consolidated earnings and non-consolidated forecasts for the full fiscal year ending March 2007 (for period from April 1, 2006 to March 31, 2007) previously announced in November 17, 2006. Details are given below.

1. Revision of Earnings Outlook (for period from April 1, 2006 to March 31, 2007)

Consolidated (Unit: millions of yen, rounded off)

	Net Sales	Ordinary Income	Net Income
Previous estimate (A)	24,450	(1,850)	(7,200)
Current revision (B)	23,571	(1,552)	(7,830)
Change (B-A)	(878)	297	(630)
% Change	(3.6%)	—	—
(Reference) Previous fiscal year (FY2006/3)	15,089	35	(143)

Non-Consolidated (Unit: millions of yen, rounded off)

	Net Sales	Ordinary Income	Net Income
Previous estimate (A)	7,950	50	(6,950)
Current revision (B)	7,885	271	(7,343)
Change (B-A)	(64)	221	(393)
% Change	(0.8%)	442.2%	—
(Reference) Previous fiscal year (FY2006/3)	12,731	763	379

Note: Non-consolidated performance the fiscal year ended March 2007 has been calculated using the first half results of CYBIRD Co., Ltd. (before corporate split) and the second half results of CYBIRD Holdings Co., Ltd. (holding company formed after the corporate split).

2. Reasons for Revision

At the time of the previous announcement of performance forecasts, the Company was still in the process of reorganizing its unprofitable subsidiaries, working toward the elimination of a technology-related subsidiary in the fourth quarter, and these factors were not included. However, the revised forecast for consolidated net sales has increased substantially by ¥8,482 million, or 56.2%, to ¥23,571 million. Factors behind this upward revision include the expansion of sales of the Commerce Business in the second half due to the business integration with JIMOS CO., LTD.; strong growth in sales of existing businesses led by continued double-digit growth and a record high of sales amount in the core Mobile Content Business; favorable start ups of the still relatively small-scale Advertising and Investment businesses; and sales growth of a overseas regional subsidiary in the International Business.

The forecast for consolidated operating income has been revised upward to ¥786 million, an increase of ¥1,033 million from an operating loss in the previous fiscal year. This correction can be attributed to an improvement in the profitability of existing businesses and progress in reducing the number of unprofitable subsidiaries in the Group.

For consolidated ordinary income, the Company is now estimating an ordinary loss of ¥1,552 million because of a translation adjustment loss booked in the first quarter related to a transaction with an overseas subsidiary and additional goodwill amortization expenses related to JIMOS CO., LTD. (Note1). Consolidated operating income, which originally had been estimated to be around ¥500 million, is now expected to overshoot that target by about ¥300 million, resulting in an upward revision of operating income to ¥786 million. Therefore, the forecast for consolidated ordinary income has been increased by ¥297 million.

For consolidated net income, the Company revised its forecast to a loss of ¥7,830 million. In addition to the impairment loss on goodwill of JIMOS CO., LTD., of ¥4,985 million (Note 2) included in the previous forecast, the Company decided to take a conservative stance on performance, including a ¥435 million impairment loss on goodwill of an overseas subsidiary (Note 3).

As can be seen, the impairment loss taken on goodwill of JIMOS due to the integration of its businesses impacted substantially on fiscal consolidated performance. However, the balance of goodwill at the end of the period was reduced to about ¥24 million, and will have little or no effect on financial performance starting with the current fiscal year. In addition, the business performance of core businesses is improving. As indicated by the significant improvement in consolidated operating income and the ¥1,228 million increase in cash flow from operating activities, earning power centered on existing businesses is steadily growing. Furthermore, the acquisition of customers for the mobile advertising distribution business and improvement in the customer retention ratio—which were important strategic issues—proceeded well during the fiscal year. With the second-half acquisition and conversion to a subsidiary of S-CREW Inc., the Company established a mobile commerce platform. The Group will continue to further expand its customer base assets in each of its businesses, and plans to maximize the use of those customer bases by the Group to achieve more growth in existing businesses and the early achievement of profitability of new businesses.

Commencing with the second half of the past fiscal year, the Company has become a holding company for the Group based on the corporate split system. Henceforth, the Company's primary source of earnings is shared service and management guidance fees. Non-consolidated net sales for the Company in the fiscal year ended March 2007 have been calculated by combining the first half non-consolidated revenues before the corporate

split and the second half non-consolidated revenues of the holding company following the corporate split. Therefore, at ¥7,885 million, they more or less coincide with the previous forecast. The forecast for ordinary income has been revised upward by ¥271 million due to a reduction in the corporate expenses anticipated to increase significantly at one point because of the business integration, but were later spread out over a longer period. The forecast for non-consolidated loss increased to ¥7,343 million for the same reasons as consolidated loss.

Note 1: Because JIMOS CO., LTD., was an affiliate of the Company accounted for by the equity method at the end of the interim period, the amortization of goodwill regarding the JIMOS shares was recorded as a non-operating expense.

Note 2: In accordance with accounting standards for business integration, the price of shares of JIMOS traded under the share exchange agreement on October 1, 2006, was calculated using the share price on the business day immediately prior to the date of the signing of the share exchange agreement (May 15, 2006). In consideration of the decline of the price of JIMOS stock following the share exchange and the delisting of the shares of JIMOS, an extraordinary loss on impairment of goodwill related to the stock was taken at the end of the fiscal year based on impairment accounting standards for fixed assets.

Note 3: The Group is developing its Mobile Content Business in North America through Airborne Entertainment Inc., which the Company has a 85% stake in through its wholly owned overseas subsidiary CYB INVESTMENT INC. Airborne Entertainment became a consolidated subsidiary in the second half of the previous fiscal year, and has been achieving steady growth in earnings. Currently, Airborne Entertainment is concentrating on 3G video content development and B-to-B mobile business. Although the overall North American content market is expected to expand, content providers anticipated to have to adapt to changes in the market caused by the advanced functionality of mobile phones and to the possible changes in user preferences as well as intensified competition. In that regard, the Company decided to take a conservative stance regarding consolidated performance for the period under review, posting an extraordinary loss on impairment of goodwill related to Airborne Entertainment's stock at the end of the fiscal year based on impairment accounting standards for fixed assets.

<Cautionary Statement Regarding Earnings Forecasts>

The earnings forecasts stated in these materials are calculated using estimations and assumption made based on currently available information and involve risks and uncertainties. It should be recognized that actual results could differ significantly from the forecasts given.

(End of document)

END